UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
       THIS FILING SUPERSEDES PREVIOUS 13D FILED BY THE UNDERSIGNED


                 Under the Securities Exchange Act of 1934

                        Europa Cruises Corporation
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                            (Name of Issuer)

                        Common Stock, $.001 per share
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                         (Title of Class of Securities)


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                              (CUSIP Number)

                          Frank E. Williams, Jr.
                          2789-B Hartland Road
                       Falls Church, Virginia 22043
                              (703) 641-4612
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   (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                            April 9, 2002
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       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 298738105


1       NAME OF REPORTING PERSON  Frank E. Williams, Jr.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|

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- -
3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
        PF

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

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                      7      SOLE VOTING POWER
                             200,000

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     NUMBER OF        8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY
- -------------------------------------------
      OWNED BY
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               200,000
       PERSON
        WITH
- --------------------------------------------

                      10     SHARED DISPOSITIVE POWER
                             0

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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
        200,000
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12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN
        SHARES
        (See Instructions) |_|

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        .61%

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14      TYPE OF REPORTING PERSON (See Instructions)
        IN

1       NAME OF REPORTING PERSON  Deborah A. Vitale
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
        PF

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

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                      7      SOLE VOTING POWER
                             2,246,400

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     NUMBER OF        8      SHARED VOTING POWER
       SHARES                3,420,455
    BENEFICIALLY
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      OWNED BY
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               2,246,400
       PERSON
        WITH

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                      10     SHARED DISPOSITIVE POWER
                             0

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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
        5,666,865
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12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN
        SHARES
        (See Instructions) |_|

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        17.38%

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14      TYPE OF REPORTING PERSON (See Instructions)
        IN

1       NAME OF REPORTING PERSON  Gregory A. Harrison
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|

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- -
3       SEC USE ONLY

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- -
4       SOURCE OF FUNDS (See Instructions)
        PF
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- -
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) |_|


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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

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- -
                      7      SOLE VOTING POWER
                             1,133,000

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     NUMBER OF        8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY
- ---------------------------------------------
      OWNED BY
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               1,133,000
       PERSON
        WITH

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                      10     SHARED DISPOSITIVE POWER
                             0

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- -
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
        1,133,000

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12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN
        SHARES
        (See Instructions) |_|

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.47%

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- -
14      TYPE OF REPORTING PERSON (See Instructions)

        IN

AS TO ALL REPORTING PERSONS:

Item 1.   Security and Issuer.

     This Statement relates to shares of Common Stock, par value $.001 per share (the "Voting Shares"), of Europa Cruises Corporation, a Delaware corporation (the "Issuer"). Included as shares of Common Stock owned in the figures set forth, except where specifically noted or where the context requires otherwise, are 32,620,043 issued and outstanding shares of Common Stock, 926,000 issued and outstanding shares of Series S Preferred Stock, and 900,000 issued and outstanding shares of Series S-NR Preferred Stock. The Common Stock and the Preferred Stocks vote as a single class on election of directors. Presently exercisable but unexercised stock options are also included as set forth in Item 5 below as to Ms. Vitale and Mr. Harrison

     The principal executive offices of the Issuer are located at Suite 200, 153rd Avenue, Madeira Beach, Florida 33708.

     The aggregate number of Voting Shares beneficially owned (includes presently exercisable options) by the members of the Group identified in this filing is 6,999,865, or 19.9% of the Issuer's outstanding Voting Shares and presently exercisable options held by Ms. Vitale and Mr. Harrison.

     The response to this Item 1 is applicable to and incorporated by reference into the response of each reporting person set forth below.

Item 4.  Purpose of Transaction.

     The reporting persons (the "Group") have decided to work together to enhance shareholder value. The Group seeks to remove one member of the Board of Directors, Mr. John R. Duber and to replace him with Mr. Williams. The Group plans to solicit consents to corporate action to further that end.

     The Group does not plan to acquire additional securities or dispose of securities presently owned. However, each member of the Group reserves the right to acquire additional securities or dispose of securities as market conditions may warrant.

     The response to this Item 4 is applicable to and incorporated by reference into the response of each reporting person set forth below.

Item 5(c)  Transactions in Securities in Past 60 Days

No person described in Item 5(a) of the Schedules below has had any transactions in the Issuer's securities in the past 60 days.

INFORMATION ABOUT EACH REPORTING PERSON FOLLOWS:

AS TO FRANK E. WILLIAMS, JR.:

Item 2.  Identity and Background.

(a)  Frank E. Williams, Jr.

(b)  His address is 2789 Hartland Road, Falls Church, Virginia
     22043.

(c) His principal occupation is Chairman of the Board and owner of Williams Enterprises of Georgia, whose principal business is steel construction and whose address is 1285 Hawthorne
     Ave., P.O. Box 756, Smyrna, GA 30081.

(d) During the last five years, neither he nor any person or entity listed in Item 5 below has been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  He is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration

The shares were purchased from private funds of the Williams family.

Item 5.  Interest in Securities of the Issuer

See the Cover Page for information concerning the number and percentage of the outstanding shares beneficially owned by Mr.
Williams. He has not had any transactions in the Issuer's securities in the last 60 days.

AS TO Deborah A. Vitale :

Item 2.  Identity and Background


     (a)  Deborah A. Vitale

     (b)  Her address is 1013 Princess Street, Alexandria, Virginia
          22314

     (c) Her principal occupation is that of Chief Executive Officer and President of Europa Cruises Corporation.

     (d) During the last five years, she has not been convicted in a criminal proceeding.

     (e) During the last five years she has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  She is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         Ms. Vitale purchased the shares from her private funds.

Item 5.  Interest in Securities of the Issuer

     See the Cover Page for information concerning the number and percentage of the outstanding shares beneficially owned by Ms. Vitale. 2,100,000 of the shares shown as being beneficially owned by Ms. Vitale through sole voting and dispositive power are presently exercisable but unexercised options.
The 3,420,455 shares shown as being beneficially owned through shared voting power are unallocated shares owned by the Company's Employee Stock Ownership Plan which are voted by Ms. Vitale and Mr. Duber as co-trustees of that Plan.

     During the last five years, she has not been convicted in a criminal proceeding. During the last five years she has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a United States citizen. She has not had any transactions in securities of the Issuer within the past 60 days.

AS TO Gregory A Harrison

Item 2.  Identity and Background

     (a)  Gregory A. Harrison

     (b)  His address is 16209 Kimberly Grove, Gaithersburg,
          Maryland 20878

     (c) His principal occupation is that of Director of Engineering and Corporate Development of the Issuer.

     (d) During the last five years, he has not been convicted in a criminal proceeding.

     (e) During the last five years he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  He is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         He purchased the securities from his private funds.

Item 5.  Interest in Securities of the Issuer

     See the Cover Page for information concerning the number and percentage of the outstanding shares beneficially owned by Mr. Harrison. He has purchased no securities of the Issuer in the past 60 days




AS TO ALL MEMBERS OF THE GROUP INCLUDED IN THIS FILING:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Other than the understanding that each person or entity named in Item 2 of the above schedules will direct their votes to remove Mr. Duber as a Director and replace him with Mr. Williams there are no contracts, understandings or relationships with respect to securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Agreement of Joint Filing


                              SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Date:  April 19, 2002      /S/Frank E. Williams, Jr.
                                    __________________________
                                      Frank E. Williams, Jr.

       Date:  April 19, 2002      /S/Deborah A. Vitale
                                    __________________________
                                     Deborah A. Vitale

       Date:  April 19, 2002      /S/Gregory A. Harrison
                                   ___________________________
                                     Gregory A. Harrison


Exhibit:

     The undersigned agree that the above Schedule 13D is filed on behalf of each.

       Date:  April 19, 2002      /S/Frank E. Williams, Jr.
                                    __________________________
                                      Frank E. Williams, Jr.

       Date:  April 19, 2002      /S/Deborah A. Vitale
                                    __________________________
                                     Deborah A. Vitale

       Date:  April 19, 2002      /S/Gregory A. Harrison
                                   ___________________________
                                     Gregory A. Harrison